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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69868

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2022__ AND ENDING __03/31/2023__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Alliance-One Investments, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4000 N. Mingo Road
(No. and Street)

Tulsa	OK	74116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William C. Arbo	470-754-9839	carbo2@dxc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)
09/24/03		173	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Arbo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alliance-One Investments, LLC _____, as of 3/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: President and CFO



Notary Public 6-29-2023

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alliance-One Investments, LLC

Statement of Financial Condition
Fiscal Year Ended March 31, 2023

Alliance-One Investments, LLC

Contents

Alliance-One Investments, LLC

Statement of Financial Condition
Fiscal Year Ended March 31, 2023

Financial Statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Those Charged with Governance of Alliance-One Investments, LLC
Tulsa, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliance-One Investments, LLC (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Alliance-One Investments, LLC's auditor since 2023.

New York, New York
June 29, 2023

Alliance-One Investments, LLC
Statement of Financial Condition

		March 31, 2023
Assets		
Cash and cash equivalents	$	313,314
Restricted cash		74,471
Receivable from Parent		16,000
Prepaid expenses		21,903
Total assets	$	425,688
Liabilities and Member's Equity		
Liabilities		
Liabilities	$	-
Commitments and Contingencies	$	-
Member's equity		
Member's equity		425,688
Total liabilities and member's equity	$	425,688

See accompanying notes to the financial statements.

2

Alliance-One Investments, LLC
Statement of Financial Condition

1. Organization

Alliance-One Investments, LLC (the "Company"), formed in October 2016, is a broker-dealer registered with the Securities Exchange ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Registration with FINRA was effective in July 2017.

The Company is a wholly-owned subsidiary of Alliance-One Services, Inc. ("AOS"), which is wholly owned by DXC Technology Company ("DXC" or the "Parent") and operates in the United States of America.

The Company is a limited purpose broker-dealer that provides administrative support services to its Parent to operating a Call Center and providing administrative and back office support service to existing policy holders with regard to variable life insurance and annuities (including the purchase, redemption and sales of such products).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on management's best knowledge of historical experience, current events and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash held in non-interest-bearing accounts at financial institutions.

Restricted cash consists of cash balances which are restricted as to withdrawal or usage and is held in a fiduciary account maintained by FINRA. Cash is deposited in this account to fund future fees.

Fair Value

ASC 820, Fair Value Measurement, defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and expands required disclosures about fair value measurements. The Company did not have any assets or liabilities measured at fair value on a recurring and non-recurring basis. The carrying amounts of accounts receivable from the Parent approximates fair value due to the short maturity terms of this instrument.

3

Revenue Recognition

The Company's primary activity is to support DXC in providing services to customers in the insurance industry and considers DXC as its sole customer. The Company is party to a fixed-price contract with DXC to provide administrative support services to DXC and subsidiaries, which in turn provides services to policy holders with regard to variable life insurance and annuities of DXC's customers.

The Company recognizes revenue based on Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606). The Company's sole contract reflects a single performance obligation that comprises a series of distinct services which are substantially the same and provided over a period of time using the same measure of progress. The Company satisfies the performance obligation as services are rendered. Revenue derived from this arrangement is recognized over time based upon a set monthly price in which they are provided.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company has been provided for in the accompanying financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

3. Member's Equity

The Company is party to an expense sharing agreement with its Parent, in which the Parent pays for certain expenses incurred by the Company. Because the Company will not reimburse DXC, these expenses are reported as capital contributions to the Company. There were $434,212 of non-cash capital contributions for the year ended March 31, 2023 which majorly comprises of labor expenses, legal expenses, auditing fee, network and other administrative expense and others.

4. Commitments and Contingencies

The Company accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated under ASC 450, *Contingencies*. Regarding other matters that may involve actual or threatened disputes or litigation, the Company, in accordance with the applicable reporting requirements, provides disclosure of such matters for which the likelihood of material loss is at least reasonably possible. No contingencies were recorded for the year ended March 31, 2023.

5. Related Party Transactions

All revenues earned by the Company are settled with the Parent through its intercompany account.

As of March 31, 2023, the net amount due from the Parent was $16,000. Repayment terms are defined and the receivables are non-interest bearing.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and The Company is relying on footnote 74 to SEC Release 37-70073 adopting amendments to 17C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to operating a Call Center and providing administrative and back office support service to existing policy holders with regard to variable life insurance and annuities (including the purchase, redemption and sales of such products), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry Proprietary Accounts of Broker-Dealers accounts throughout the most recent fiscal year without exception.

As of March 31, 2023, the Company had net capital of $313,314 which was $308,314 in excess of required minimum net capital of $5,000.

7. Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business.

The Company has incurred recurring losses from operations. Net loss was $345,753 and net cash flow from operations was $76,637 for the year ended March 31, 2023.

The Company has been primarily funded through cash contributions from its Parent and expects to continue to incur losses for the foreseeable future. The Company and its Parent are parties to an expense sharing agreement in which the Parent and its other subsidiaries will pay expenses on behalf of the Company for which the Company will not reimburse the Parent.

As of June 29, 2023, management believes that currently available cash together with the committed funding from its parent company, who has the ability and intent to provide the required funding, would provide sufficient funds to enable the Company to meet its obligations as they come due for at least one year subsequent to the financial statement issuance date.

8. Risk and Uncertainties

Financial instruments that potentially subject the Company to credit risk primarily consist of receivable from Parent. The Company's sole customer is DXC, which is a global, publicly traded technology company. Public health crises, such as the COVID-19 pandemic, have caused disruptions in global economies, financial and commodities markets and rapid shifts in governmental and public health policies

We continue to evaluate the extent to which the COVID-19 crisis and other emerging developments will impact us and our employees, customers, and suppliers in the future.